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                            Amendment to the By-Laws
                                       of
           Warburg, Pincus Intermediate Maturity Government Fund, Inc.

Pursuant to Article VIII of the By-Laws of Warburg, Pincus Intermediate Maturity Government Fund, Inc., the name has changed to Credit Suisse Warburg Pincus Intermediate Maturity Government Fund, Inc.



Dated the 26th day of March, 2001